Exhibit 99.2

KBS Fashion Group Limited Announces Results of Special Meeting of Shareholders and One-for-Fifteen Reverse Stock Split

SHISHI, China, February 3, 2017 — KBS Fashion Group Limited ("KBS" or the "Company") (NASDAQ: KBSF), a leading fully-integrated casual menswear company in China, today announced that the results of its Special Meeting of Shareholders (the "Special Meeting") held on February 3, 2017 in Shishi, China and that the Board of Directors has approved a one-for-fifteen reverse stock split.

At the Special Meeting, the shareholders approved the proposal to grant discretionary authority to the Board of Directors of the Company to effect a reverse stock split of issued and outstanding shares of common stock, par value $0.0001 of the Company (“Common Stock”) at a ratio within the range from one-for-two up to one-for-twenty; and determine whether to pay in cash the fair value of fractions of a share of Common Stock as of the time when those entitled to receive such fractions are determined, or to entitle shareholders to receive, in lieu of any fractional share, the number of shares of Common Stock rounded up to the next whole number.

On February 3, 2017, after the Special Meeting, the Company's Board of Directors approved a one-for-fifteen reverse stock split of the Company's issued and outstanding Common Stock. In addition, in lieu of issuing any fractional share, the Board of Directors decided that shareholders are entitled to receive the number of shares of Common Stock rounded up to the next whole number.

The Company has filed the Articles of Amendment of the Amended and Restated Articles of Incorporation of the Company with the Registrar of Corporations of the Republic of the Marshall Islands. It is expected that the Company's Common Stock will begin trading on the NASDAQ Stock Market on a split-adjusted basis when the market opens on February 8, 2017. The Company's Common Stock will continue to trade under the symbol "KBSF" but with a new CUSIP number.

The reverse stock split is intended to increase the per share trading price of the Company's Common Stock to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Stock Market.

As a result of the reverse stock split, every 15 issued and outstanding shares of Common Stock at the effective time will automatically be combined into one issued and outstanding share without any change in par value of those shares. In lieu of issuing fractional shares, the Company will round fractions of shares up to the nearest whole share.

Once the reverse stock split becomes effective, existing stockholders holding certificates of Common Stock are expected to receive a letter of transmittal from the Company's transfer agent, American Stock Transfer & Trust Company, with specific instructions regarding the exchange of shares. All outstanding stock options, warrants and other rights to purchase the Company's Common Stock will be adjusted proportionately as a result of the reverse stock split. This will reduce the number of outstanding Common Stock of the Company from approximately 26.5 million to approximately 1.77 million. However, the number of total authorized Common Stock of the Company will not be changed as a result of the reverse stock split.

"We hope the reverse stock split will raise the visibility for our stock to a broader range of institutional investors, while satisfying requirements to continue to list on NASDAQ without fundamentally changing stockholder value or the Company's market capitalization," said Keyan Yan, Chairman and Chief Executive Officer of KBS Fashion Group Limited.

About KBS Fashion Group Limited

Headquartered in Shishi, China, KBS Fashion Group Limited, through its subsidiaries, is engaged in the business of designing, manufacturing, selling and distributing its own casual menswear brand, KBS, through a network of 60 KBS stores and over a number of multi-brand stores. To learn more about the Company, please visit its corporate website at www.kbsfashion.com.

Safe Harbor Statement

This press release may contain certain "forward-looking statements" relating to the business of KBS Fashion Group Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are "forward-looking statements" in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as "believes," "expects" or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

For further information, please contact:

Mr. Themis Kalapotharakos

Director

T: +306932284718
E: Themis.Kalapotharakos@RemiMaritime.com

Ms. Lixia Tu
Chief Financial Officer
T: +86 15859722469

E:lingsantu@hotmail.com

www.kbsfashion.com